Exhibit 99.1

Genmab Announces Proposed Private Offering of Senior Secured Notes and Senior Unsecured Notes and Syndication of New Senior Secured Term Loan Facility

Media Release

COPENHAGEN, Denmark; November 10, 2025

Genmab A/S (Nasdaq: GMAB) (“Genmab”) announced today that it and its wholly owned subsidiary Genmab Finance LLC (“Genmab Finance”) intend to offer, subject to market and other conditions, $1.5 billion of senior secured notes due 2032 (the “Secured Notes”) and $1.0 billion of senior unsecured notes due 2033 (the “Unsecured Notes,” and together with the Secured Notes, the “Notes”).

Genmab also launched the syndication of a new $2.0 billion senior secured term loan “B” facility, which term loan “B” facility is in addition to a $1.0 billion senior secured term loan “A” facility and $500 million senior secured revolving credit facility (collectively, the “New Credit Facilities”) that Genmab previously syndicated to certain lenders as part of the financing for the pending acquisition (the “Acquisition”) of Merus N.V. (“Merus”).

Genmab intends to use the net proceeds from this offering of the Notes, together with borrowings under the New Credit Facilities and cash on hand, to fund the consideration payable in connection with the Acquisition of Merus and related fees and expenses in connection with the Acquisition, the borrowings under the New Credit Facilities and the issuance of the Notes.

Prior to the Acquisition closing, the Notes and the related guarantees from Genmab subsidiaries will be secured solely by segregated securities accounts of Genmab in which the gross proceeds of the Notes will be held. Following the purchase of all Merus common shares tendered in the previously announced tender offer by Genmab, the Secured Notes will be secured by a first priority security interest in certain assets of Genmab and its subsidiaries that will guarantee the obligations under the New Credit Facilities, in accordance with certain customary practices in the relevant jurisdictions, and subject to certain thresholds, exceptions and permitted liens. The Secured Notes will be unconditionally guaranteed on a senior secured basis and the Unsecured Notes will be unconditionally guaranteed on a senior unsecured basis by certain subsidiaries of Genmab that will guarantee the obligations under the New Credit Facilities.

The indentures governing the Notes are expected to contain customary covenants that, among other things, restrict, with certain exceptions, the ability of each of Genmab and its subsidiaries to incur additional debt, pay dividends, make certain other restricted payments, incur debt secured by liens, dispose of assets, engage in consolidations and mergers or sell or transfer all or substantially all of its assets.

The Notes will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state or other securities laws and may not be offered or sold in the United States absent an effective registration statement or an applicable exemption from the registration requirements of or in a transaction not subject to the Securities Act and any state or other applicable securities laws. Accordingly, the offering of the Notes is available only to persons who are either (1) reasonably believed to be “qualified institutional buyers” as defined in Rule 144A under the Securities Act or (2) non-U.S. persons outside the United States pursuant to Regulation S under the Securities Act. The Notes will be subject to restrictions on transferability and resale and may not be transferred or resold except in compliance with the registration requirements of the Securities Act or pursuant to an exemption therefrom and in compliance with any state or other applicable securities laws.

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Media Release no. 22 Page 1 CVR no. 2102 3884 LEI Code 529900MTJPDPE4MHJ122

Genmab Announces Proposed Private Offering of Senior Secured Notes and Senior Unsecured Notes and Syndication of New Senior Secured Term Loan Facility

This announcement shall not constitute an offer to sell or a solicitation of an offer to purchase any securities and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. The offering of the Notes may be made only by means of an offering memorandum.

Contact:

Marisol Peron, Senior Vice President, Global Communications & Corporate Affairs

T: +1 609 524 0065; E:mmp@genmab.com

Andrew Carlsen, Vice President, Head of Investor Relations

T: +45 3377 9558; E:acn@genmab.com

Forward-looking Statements

In this announcement, we make statements concerning our expectations, beliefs, plans, objectives, goals, strategies, and future events or performance, including, but not limited to, the statements about the proposed offering of Notes, our intention to issue the Notes and the expected use of proceeds. Genmab cautions investors that any forward-looking statements or projections made by Genmab, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in Genmab’s filings with the SEC, including those included in Genmab’s most recent Annual Report on Form 20-F, which is available at www.genmab.com and www.sec.gov. Genmab is providing the information in this announcement as of this date, and Genmab does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; HexaBody®; DuoHexaBody®, HexElect® and KYSO®.

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Media Release no. 22 Page 2 CVR no. 2102 3884 LEI Code 529900MTJPDPE4MHJ122